UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

The Board of Directors of the Company at their meeting held today, have considered and approved the Unaudited Consolidated and Standalone Financial Results of the Company for the Second quarter and half year ended September 30, 2019.

In this regard, please find enclosed herewith the following:

1.	The Unaudited Consolidated and Standalone Financial Results of the Company for the Second quarter and half year ended September 30, 2019 (‘Financial Results’); Exhibit 99.1

2.

Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co., LLP Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015; Exhibit 99.2

The report of Auditors is with unmodified opinion w.r.t. the Financial Results;

3.	A Press Release in respect to the Financial Results; Exhibit 99.3

4.	Investor Presentation on the Financial Results, Exhibit 99.4

Further, we wish to inform you that the Board of Directors have:

1.

Pursuant to the recommendation of the Audit Committee and Nomination & Remuneration Committee, approved the re-appointment of Mr. GR Arun Kumar as the Whole-Time Director designated as Chief Financial Officer of the Company for a further period of 2 years effective from November 22, 2019 till November 21, 2021, subject to the shareholders’ approval at the forthcoming Annual General Meeting of the Company.

Brief Profile

Mr. GR Arun Kumar has over 23 years of experience at global multinationals like Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is responsible for overall health of balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording & reporting and other key strategic matters from time to time. He is a Fellow Member of the Institute of Chartered Accountants of India.

Further, in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014, Mr. Kumar is not related inter-se with any of the Directors of the Company.

Also, in compliance with the SEBI regulations, this is to confirm that Mr. Kumar has not been debarred from holding the office of director by virtue of any SEBI order or any other such authority.

2.

Pursuant to the SEBI (Prohibition of Insider Trading) (3rd Amendment) Regulations, 2019, approved the revised ‘Insider Trading Prohibition Code’ of the Company. The revised Code shall be effective from November 14, 2019 and can be accessed on the website of the Company https://www.vedantalimited.com

We request you to kindly take the above on record

Forward looking statement:

In addition to historical information, this Form 6K and the exhibits included herein contain forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 15, 2019. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’website,www.sec.gov.

Exhibits

1.	Exhibit 99.1 The Unaudited Consolidated and Standalone Financial Results of the Company for the Second quarter and half year ended September 30, 2019 (‘Financial Results’);

2.

Exhibit 99.2 Limited Review Report for Financial Results from our Statutory Auditors, M/s S.R. Batliboi & Co., LLP Chartered Accountants in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

The report of Auditors is with unmodified opinion w.r.t. the Financial Results;

3.	Exhibit 99.3 A Press Release in respect to the Financial Results;

4.	Exhibit 99.4 Investor Presentation on the Financial Results

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

VEDANTA LIMITED
By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer